Correspondence
September 15, 2010

Via U.S. Mail and Facsimile

Russell Mancuso
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	ANADIGICS, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 000-25662

Dear Mr. Mancuso:

ANADIGICS, Inc. (the “Company”) has received your letter dated August 31, 2010 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), filed by the Company with the Commission.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.  The Company acknowledges that comments of the Staff regarding the Form 10-K or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

1.
It appears you have effective registration statements on Form S-3 that purport to register offerings by you of multiple classes of securities up to a specified dollar amount.  Please tell us how you complied with the undertaking you included pursuant to Regulation S – K Item 512(a) to deregister unsold securities at the termination of those offerings.  See Rule 415(a)(5) of Regulation C.

RESPONSE:

The current Form S-3 became effective August 3, 2009 rendering the offering of securities on an earlier registration statement terminated (Rule 415 of Regulation C).  Prior to the end of the three-year period on the previous registration statement and prior to the effective date of the new registration statement, ANADIGICS, Inc. included on its current Form S-3 the unsold securities from the previous registration statement.

Cover Page

2.
Given that your common stock is listed on the NASDAQ Global Market, it appears that class of securities is registered under Section 12(b), rather than Section 12(g), of the Exchange Act.  Also, given the Exchange Act registration statement you filed on December 23, 1998, it appears your preferred stock purchase rights are also registered under the Exchange Act.  Please revise future filings, as applicable.

RESPONSE:

In future filings, as applicable, we will correctly identify our common stock, including the associated preferred stock purchase rights, as registered under Section 12(b).

Item 11.  Executive Compensation

3.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S – K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE:

The Compensation Committee of the Board of Directors of ANADIGICS, Inc. engaged an independent compensation consultant to conduct a risk assessment of the compensation plans at the Company, which included a review of the Company’s corporate incentive plan, sales variable incentive plan and long-term incentive plan to assess to what extent, if any, risks arising from the Company’s compensation policies and practices are reasonably likely to have a material adverse effect on the Company.   The independent evaluation concluded that the Company’s compensation policies and practices did not meet the requirements for disclosure under item 402(s) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

4.
From your disclosure here, the nature of the diversity you consider is unclear.  Please tell us and revise future filings to clarify how you implement your consideration of diversity and how you evaluate its effectiveness.

RESPONSE:

The governance and nominating committee, in seeking candidates for the board of directors, considers, among other factors, diversity of expertise, experience, skill set and education to identify appropriate candidates to accommodate the Company’s various business operations.  In evaluating the effectiveness of its diversity goals, the governance and nominating committee periodically reviews the diverse experience and skill sets of the board of directors to ensure that the board reflects an appropriate mix of expertise, experience and skill sets to oversee the Company’s operations.  To the extent our business changes or issues arise in meetings of the board of directors indicating additional skill sets or experience lines are necessary, our governance and nominating committee will seek new candidates who can provide such experience and/or skill sets to oversee the Company’s operations.

Compensation Discussion and Analysis

Executive Compensation Objectives and Philosophy

5.
Please tell us, and revise future filings to clarify, how you determine the total compensation to award your named executive officers, as well as the amount of each element you pay.

 In this regard:
• You indicate in the seventh paragraph of this section that you seek to set aggregate compensation at the median of peer companies.  However, you indicate two paragraphs later that the total compensation should be benchmarked at the 75th percentile of compensation surveys and data.  Please reconcile.  If you tie total compensation, or any material element of compensation, to benchmark information, such as comparator companies, your response and revised disclosure in future filings should clearly identify the benchmark and its components, including the names of comparator companies and explain how the compensation you pay relates to that benchmark.  See Item 402(b)(1)(xiv) of Regulation S – K;
• If total compensation or a component of compensation is targeted at a specific percentile of a benchmark, as indicated by your disclosure, please include an analysis of where actual payments fell relative to the target.  Also, if any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why;
• You mention factors you consider in setting base salaries, but it is unclear what factors you consider in determining the amounts of the other components of compensation you pay or how the factors you cite relate to the benchmark information you mention.  It is similarly unclear how the proportion of compensation awarded under a given component relates to the benchmarking data mentioned in your disclosure or to the proportion you award under other components of compensation; and
• It is unclear what about the “unique nature of  the analog radio frequency expertise required in” your business requires that total compensation be benchmarked at the 75th percentile.

RESPONSE:

Our compensation philosophy is to target total compensation at the 75th percentile of our benchmark peer group.  We have adopted this philosophy because the Company primarily competes in an industry where there is a scarce supply of labor with the specialized expertise required to develop, manufacture, and market products using “analog radio frequency” technology.  This is unlike the broader semiconductor industry where “silicon technology” is used for product development, and where labor supply and demand are more closely in balance.   For the 2009 fiscal year, given the economic slowdown and business conditions faced by the Company, the Compensation and HR Committee of the Company’s Board of Directors made a conscious decision to deviate from our philosophy of targeting total compensation at the 75th percentile, and to instead target the median of the benchmark peer group.

To determine where we stand compared to our targeted pay philosophy, we compared our pay practices to the following benchmark companies in 2009:

Microchip Technology, Inc.                                        RF Micro Devices, Inc.
Skyworks, Inc.                                                                TriQuint Semiconductor
Atheros Communications, Inc.                                    DSP Group, Inc.
SiRF Technology Holdings, Inc.                                 Cirrus Logic, Inc.
Monolithic Power Systems, Inc.                                  Exar Corporation
Microtune, Inc.                                                               AuthenTec, Inc.

The Compensation and HR Committee of the Company’s board of directors, along with its compensation consultant reviews the elements of total compensation for each of these benchmark companies --- base salary, cash incentives, stock options, and other stock awards --- in order to determine benchmark company total compensation.  Adjusting for the recruitment stock option grant awarded to the Company’s new Chief Executive Officer, Mario Rivas, and the severance payment made to Ali Khatibzadeh, the total direct compensation paid to ANADIGICS Inc. named executive officers for 2009 was not materially different than the Committee’s revised benchmark target of total compensation at the peer group median.

As described in the base salary section of the Compensation Disclosure and Analysis, some components of named executive officer pay, like base salary, reflect our long standing compensation philosophy of targeting the 75th percentile of our benchmark peer group.  In order to realize total compensation for 2009 at the median of the benchmark peer group, the Compensation and HR Committee of the Company’s board of directors approved short-term incentive and long-term incentive compensation that resulted in total compensation at the median.

We will revise future filings to clarify the manner in which we determine such future compensation.

Components of Compensation

6.
We note that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual short-term incentive payments.  Please provide such disclosure in future filings, as applicable.  To the extent that you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S – K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S – K.  Refer also to Question 118.04 of Regulation S – K. Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

RESPONSE:

Future short-term incentive performance target levels are derived from internal operating plans, the disclosure of which would reveal confidential commercial or financial information relating to our business goals, plans or strategies and result in competitive harm to us.  The market in which we operate is highly competitive with, among other items, product development, talent recruitment, accessibility of materials, customer relationships and profitability subject to rapid competitive developments.  The disclosure of targets not otherwise typically disclosed relating to future or historical, but potentially ongoing, competitive matters would result in a competitive harm to our business.  Our committee believes the target levels are challenging and will not be achieved all of the time.

In future filings, we will discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.

Short-Term Incentives

7.
Please tell us, and revise future filings to clarify, what amounts were awarded under your short-term incentive plan and how those amounts were determined.  Include in your response a description of the extent to which each material goal and objective was achieved relative the minimum, target and maximum amounts and any exercise of discretion by your compensation committee.

RESPONSE:

The full-year amounts awarded and paid in 2009 to the individual named executive officers under our short-term incentive plan for 2009 are shown in the Summary Compensation table in the Stock Awards column, and again in the Grants of Plan-Based Awards Table For Fiscal Year-End, where they are shown in the “All Other Stock Awards: Number of Shares of Stock or Units” column, where there are entries for both a first-half (July 27, 2009) and a second-half (February 12, 2010) 2009 performance period.  Footnote (3) of this latter table identifies the stock awards as 2009 Short-term incentive plan payments.

The financial goals for our 2009 Short-term incentive plan were Revenue, Adjusted Earnings, and Cash from Operations.  For the first half of 2009, the Company achieved weighted scoring of 65%, 150% and 98%, respectively.  For the second half of 2009, the Company achieved weighted scoring of 114%, 150% and 150%, respectively.

While our business results were improving and most of the short-term incentive goals were met or exceeded, the Compensation and HR Committee of the Company’s board of directors reduced the calculated bonus pool to 50% of the formula driven amounts based on the absolute level of the economic performance of the business as well as overall business conditions at the time of the short-term incentive payments.  The net result of the Compensation and HR Committee of the Company’s board of director’s decisions was short-term incentive awards with values approximating the “threshold” level of payments under the plan.

We will revise future filings to clarify the amounts awarded under our short-term incentive plan and how amounts were determined.

Grants of Plan-Based Awards Table for Fiscal Year End

8.
Given your disclosure regarding short-term incentives, it appears this table should include the columns required by Item 402(d)(2)(iii) or (iv) of Regulation S – K.  Please amend your filing accordingly.

RESPONSE:

The threshold, target and maximum amounts, regarding short-term incentives, to be reflected in the Grants of Plan-Based Awards Table for Fiscal Year-End, assuming that the amounts were paid in cash (subject to the Compensation & HR Committee’s discretion to pay these awards in equity) are as follows:

	Threshold	Target	Maximum
Rivas, Mario	$190,376	$380,715	$456,858
Shields, Thomas	$174,938	$349,875	$419,850
Michels, Ron	$158,256	$316,517	$379,820
White, Greg	$22,847	$45,693	$54,832
Khatibzadeh, Ali	$143,232	$286,464	$343,757
Huang, Charles	$0	$250,000	$500,000
Delfassy, Gilles	N/A	N/A	N/A

We will, in future filings, include this data in the table.  However, in light of the fact that this information can be derived from the description of the short-term incentive plan together with the “Summary Compensation Table,” we submit that its omission from the table is not material and consequently should not require an amendment, which we believe would be more confusing than helpful at this point in time, particularly since the Compensation & HR Committee elected to reduce the earned payout under the short-term incentive plan in 2009.

Outstanding Equity Awards at Fiscal Year End

9.
With a view toward amended disclosure, please tell us why your principal executive officer is not in this table.  It appears from the tables on the prior and subsequent pages that he received options in 2009 and that such options were not exercised.

RESPONSE:

               Mario Rivas, President & CEO, is listed in the first line item within the table.
_________________________________

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (908) 412-5995 or Stephen A. Greene of Cahill Gordon & Reindel LLP at (212) 701-3873.

Sincerely,

ANADIGICS, Inc.

By:   /s/ Thomas C. Shields
     Thomas C. Shields
     Executive Vice President and Chief Financial Officer

cc:           Stephen A. Greene